UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number

001-08382

Aktiebolaget Svensk Exportkredit (publ)

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Fleminggatan 20

SE-112 26 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Incorporation by Reference

This Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-249829) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

This Report comprises the following:

1.	Registrant’s report for the third quarter of 2023.

Exhibit 99.2	Table of unaudited consolidated capitalization of the Registrant.

1

AB Svensk Exportkredit (publ)

Swedish Export Credit Corporation

Interim Report

January - September 2023

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 18, 2023

AB Svensk Exportkredit (publ)

(Swedish Export Credit Corporation)

By:	/s/ Magnus Montan

Magnus Montan, Chief Executive Officer

3

AB Svensk Exportkredit Swedish Export Credit Corporation

Interim report
January–September 2023

▲ 3.45%
▲ 9.12%
▼ 4.62%
▲ 3.45%
▲ 9.12%

January–September 2023

(Compared to the period January-September 2022)

●	Net interest income Skr 2,124 million (9M22: Skr 1,531 million)

●	Operating profit Skr 1,294 million (9M22: Skr 850 million)

●	Net profit Skr 1,027 million (9M22: Skr 675 million)

●	Lending portfolio growth 7.0 percent (9M22: 16.2 percent)

●	New lending Skr 51.1 billion (9M22: Skr 98.4 billion)

●	Basic and diluted earnings per share Skr 257 (9M22: Skr 169)

●	After-tax return on equity 6.2 percent (9M22: 4.3 percent)

July–September 2023

(Compared to the period July-September 2022)

●	Net interest income Skr 767 million (3Q22: Skr 541 million)

●	Operating profit Skr 648 million (3Q22: Skr 489 million)

●	Net profit Skr 514 million (3Q22: Skr 388 million)

●	Lending portfolio growth 1.7 percent (3Q22: 4.8 percent)

●	New lending Skr 15.2 billion (3Q22: Skr 28.6 billion)

●	Basic and diluted earnings per share Skr 128 (3Q22: Skr 97)

●	After-tax return on equity 9.2 percent (3Q22: 7.4 percent)

Equity and balances

(Compared to December 31, 2022)

●	Total capital ratio 20.8 percent (year-end 2022: 20.6 percent)

●	Total assets Skr 415.9 billion (year-end 2022: Skr 375.5 billion)

●	Total lending portfolio Skr 292.7 billion (year-end 2022: Skr 273.4 billion)
–	of which green lending 10.3 percent (year-end 2022: 9.5 percent)

●	Loans, outstanding and undisbursed Skr 341.0 billion (year-end 2022: Skr 348.8 billion)

●	Outstanding senior debt Skr 361.4 billion (year-end 2022: Skr 326.3 billion)
–	of which green borrowings 5.8 percent (year-end 2022: 5.9 percent)
Interim report January–September 2023	Page 2 of 29

Continued strong net interest income

In the third quarter, we posted continued strong net interest income totaling Skr 767 million, up 42 percent year-on-year. The positive result was due to continued demand for financing from the export sector, which provided growth in the lending portfolio, as well as from higher interest rates. During the quarter, we issued a USD-denominated seven-year bond, the longest maturity for a USD-denominated bond that we have issued since 2007, and concurrently issued our first ever seven-year EUR-denominated bond.

Russia’s invasion of Ukraine continues to cause considerable humanitarian suffering, geopolitical concern and economic turbulence. Hamas’ recent attack against Israel, and Israel’s response, add further suffering and tensions. Continued tensions between the U.S. and China are also causing instability and increasing economic uncertainty. This uncertainty together with increased costs and more expensive financing have contributed to decreased demand for financing for export credits and international projects from our customers.

In light of this, it is pleasing that business volumes remained resilient as a result of demand for corporate lending from Swedish exporters. Overall, operations are healthy, with strong net interest income from our customer transactions. Net profit for the third quarter amounted to Skr 514 million (3Q22: Skr 388 million), where loss allowance for expected credit losses positively impacted operating profit by Skr 46 million, mainly attributable to a decrease in individual loss allowance for one counterparty. Net profit amounted to Skr 1,027 million for the nine-month period ended September 30, 2023 (9M22: Skr 675 million). Profitability was 6.2 percent for the same period, which was up 1.9 percentage points year-on-year.

The seven-year USD-denominated bond that SEK issued at the end of September is, together with the seven-year EUR-denominated bond issued in August, an important part of our strategy to extend the maturities of our borrowings and create a broader investor base. Our ambition to be a force in the transition to a fossil-free world involves more financing of major transition projects with long maturities. In the third quarter, the green customer portfolio performed well, posting growth of 3 percent.

SEK remains well capitalized and with high liquidity to continue to meet Sweden’s export industry’s financing needs. We received confirmation of this at the end of the third quarter when we were ranked as Sweden’s safest bank and the ninth safest bank in the world by the publication Global Finance.

Magnus Montan Chief Executive Officer
Interim report January–September 2023	Page 3 of 29

Continued high demand for corporate lending from exporters

SEK continues to experience high demand for financing from Sweden’s export industry, and new lending volumes for corporate lending to Swedish exporters were high in the third quarter and for the nine-month period ended September 30, 2023 in absolute terms. However, overall lending volumes declined compared to the same periods in the previous year due to the exceptional lending demand in the same period in 2022. New lending amounted to Skr 15.2 billion for the third quarter and to Skr 51.1 billion for the nine-month period ended September 30, 2023.

The global economy has likely entered a mild recession, leading to low demand for export credits and project financing, including CIRR loans, for Swedish and international projects. The state of the economy, coupled with higher costs for input goods and financing, is creating a cautious investment climate with projects being delayed or postponed.

SEK has a strong market position and extensive experience with sustainable finance, with the ambition of supporting customers through their climate transitions. During the quarter, SEK grew its green lending portfolio by Skr 0.8 billion. During the nine-month period ended September 30, 2023, SEK grew its green lending portfolio and its portfolio of sustainability-linked loans by Skr 10.2 billion in total.

SEK’s new lending
Skr bn	Jan-Sep 2023	Jan-Sep 2022	Jan-Dec 2022
Lending to Swedish exporters[1]	22.7	38.4	50.3
Lending to exporters’ customers[2]	28.4	60.0	82.9
Total	51.1	98.4	133.2
of which CIRR-loans	–	23%	22%

1	Of which Skr 0.2 billion (9M22: Skr 5.2 billion; year-end 2022: Skr 6.2 billion) had not been disbursed at period end.
2	Of which Skr 0.5 billion (9M22: Skr 24.2 billion; year-end 2022: Skr 28.6 billion) had not been disbursed at period end.

Interim report January–September 2023	Page 4 of 29

Longer borrowing durations part of the business strategy

Supply in the bond market continued to increase during the beginning of the quarter with healthy demand from investors. Borrowing conditions thus remained healthy. However, conditions clearly deteriorated toward the end of the quarter. Uncertainty remains relating to the significantly increased interest rates and the direction going forward. SEK is highly regarded in the global capital markets and, once again for this quarter, experienced healthy access to short- and long-term financing.

As part of SEK’s business strategy to lengthen the durations of the company’s borrowings, SEK issued two seven-year fixed-rate bonds in the third quarter; one denominated in EUR and the other in USD. With this, the company extended its EUR and USD curves. The transactions represented SEK’s longest syndicated USD-denominated benchmark bond since 2007 and the first ever EUR-denominated seven-year bond in the public market. The EUR-denominated bond was issued in August and amounted to EUR 0.6 billion and the USD-denominated bond was issued in September and amounted to USD 1.25 billion. In addition, the company carried out further issuances of a number of existing SOFR bonds during the quarter and in total raised borrowings of Skr 40 billion with maturities of more than one year.

SEK has had greater borrowing needs than traditionally during the year as a result of the company’s strong lending growth in recent years. Despite an uncertain market during the year, the company has successfully managed to complete its planned borrowing transactions. To date this year, SEK has raised borrowings of Skr 120 billion with maturities of more than one year, which is more than twice the amount in the same period in 2022, when SEK’s long-term borrowing totaled Skr 56 billion.

SEK’s borrowing
Skr bn	Jan-Sep 2023	Jan-Sep 2022	Jan-Dec 2022
New long-term borrowing	120.2	55.7	88.5
New short-term borrowing	33.2	37.7	71.3
Outstanding senior debt	361.4	343.0	326.3
Repurchase and redemption of own debt	7.8	2.2	8.9

Interim report January–September 2023	Page 5 of 29

January-September 2023

Operating profit amounted to Skr 1,294 million (9M22: Skr 850 million). Net profit amounted to Skr 1,027 million (9M22: Skr 675 million). The increase in net profit compared to the same period in the previous year was primarily the result of higher net interest income.

Net interest income

Net interest income amounted to Skr 2,124 million (9M22: Skr 1,531 million), representing an increase of 39 percent compared to the same period in the previous year. An increased lending portfolio together with rising interest rates in Swedish kronor contributed to higher net interest income.

The table below shows average interest-bearing assets and liabilities.

Skr bn, average	Jan-Sep 2023	Jan-Sep 2022	Change
Total lending portfolio	283.1	256.4	10%
Liquidity investments	78.4	71.9	9%
Interest-bearing assets	371.3	341.7	9%
Interest-bearing liabilities	343.8	319.0	8%

Net results of financial transactions

Net results of financial transactions amounted to Skr -99 million (9M22: Skr -154 million). The results were mainly attributable to unrealized value changes of financial instruments driven by cross-currency basis spreads.

Operating expenses

Operating expenses amounted to Skr -506 million (9M22: Skr -483 million), representing an increase of 5 percent compared to the same period in the previous year. The increase in operating expenses was mainly due to increased personnel expenses. No provision was made for the individual variable remuneration program (9M22: Skr 6 million).

Net credit losses

Net credit losses amounted to Skr -193 million (9M22: Skr -22 million). Net credit losses were mainly attributable to increased provisions for expected credit losses for exposures in stage 3.

Loss allowances as of September 30, 2023, amounted to Skr -428 million compared to Skr -223 million as of December 31, 2022, of which exposures in stage 3 amounted to Skr -284 million (year-end 2022: Skr -70 million). During the second quarter, two exposures linked to the same project were moved to stage 3 and the provision for these exposures amounted to Skr -256 million. The company currently does not see any strong indications of high credit risk in the lending portfolio and therefore does not see any general increased provisioning needs.

The provision ratio amounted to 0.12 percent (year-end 2022: 0.06 percent).

SEK’s IFRS 9 model is based on a business cycle parameter. The business cycle parameter reflects the general risk of default in each probability of default (PD) segment and should reflect the general risk of default in the economy. Due to the current macroeconomic uncertainty, SEK has made an overall adjustment according to management’s assessment, see Note 4.

Taxes

Tax costs amounted to Skr -267 million (9M22: Skr -175 million), and the effective tax rate amounted to 20.6 percent (9M22: 20.6 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr -6 million (9M22: Skr 13 million). The result is explained by unrealized losses incurred from derivatives in cash flow hedging due to increased interest rates during the first half of 2023, offset by a positive result related to the changes in own credit risk due to increased credit spreads.

July–September 2023

Operating profit amounted to Skr 648 million (3Q22: Skr 489 million). Net profit amounted to Skr 514 million (3Q22: Skr 388 million). The higher net profit compared to the same period in the previous year was primarily the result of higher net interest income and decreased net credit losses, offset by worse net results of financial transactions.

Net interest income

Net interest income amounted to Skr 767 million (3Q22: Skr 541 million), representing an increase of 42 percent compared to the same period in the previous year. An increased lending portfolio together with rising interest rates in Swedish kronor contributed to higher net interest income during the period.

The table below shows average interest-bearing assets and liabilities.

Skr bn, average	Jul-Sep 2023	Jul-Sep 2022	Change
Total lending portfolio	290.2	269.3	8%
Liquidity investments	81.6	72.0	13%
Interest-bearing assets	381.2	355.5	7%
Interest-bearing liabilities	354.7	329.2	8%

Net results of financial transactions

Net results of financial transactions amounted to Skr -1 million (3Q22: Skr 108 million). The results were negatively affected by unrealized value changes in the liquidity portfolio, while changes in exchange rates positively impacted the result.

Operating expenses

Operating expenses amounted to Skr -152 million (3Q22: Skr -148 million), representing an increase of 3 percent compared to the same period in the previous year. The increase in operating expenses was primarily due to increased personnel expenses. No provision was made for the individual variable remuneration program (3Q22: Skr 6 million).

Interim report January–September 2023	Page 6 of 29

Net credit losses

Net credit losses amounted to Skr 46 million (3Q22: Skr -5 million). The positive outcome was mainly attributable to decreased provisions for expected credit losses for exposures in stage 3, due to a decrease in individual loss allowance for one counterparty.

SEK’s IFRS 9 model is based on a business cycle parameter. The business cycle parameter reflects the general risk of default in each probability of default (PD) segment and should reflect the general risk of default in the economy. Due to the current macroeconomic uncertainty, SEK has made an overall adjustment according to management’s assessment, see Note 4.

Taxes

Tax costs amounted to Skr -134 million (3Q22: Skr -101 million), and the effective tax rate amounted to 20.7 percent (3Q22: 20.7 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr 1 million (3Q22: Skr -97 million). The outcome is mainly explained by unrealized gains incurred from derivatives in cash flow hedging due to reduced remaining terms, offset by negative results linked to changes in own credit risk.

Statement of Financial Position

Total assets and liquidity investments

Total assets increased by 11 percent compared to year-end 2022. The company’s increased customer lending, together with an increased volume of liquidity investments, drove the increase in the company’s assets.

Skr bn	September 30, 2023	December 31, 2022	Change
Total assets	415.9	375.5	11%
Liquidity investments	80.5	76.3	6%
Total lending portfolio	292.7	273.4	7%
of which green	30.1	25.9	16%
of which CIRR-loans	103.9	94.2	10%

Liabilities and equity

As of September 30, 2023, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding, and loans committed at all maturities. SEK considers all of its outstanding commitments to be covered through maturity.

SEK has a credit facility in place with the Swedish National Debt Office of up to Skr 175 billion. The credit facility can be utilized when the Swedish export industry’s demand for financing is particularly high.

Capital adequacy

As of September 30, 2023, SEK’s total own funds amounted to Skr 21.9 billion (year-end 2022: Skr 20.8 billion). The total capital ratio was 20.8 percent (year-end 2022: 20.6 percent), representing a margin of 3.5 percentage points above SEK’s estimate of Finansinspektionen’s (the “Swedish FSA”) requirement of 17.3 percent as of September 30, 2023. The corresponding Common Equity Tier 1 capital estimated requirement was 12.2 percent. Given that SEK’s own funds are comprised solely of Common Equity Tier 1 capital, this total capital ratio represents a margin of 8.6 percentage points above the requirement. Overall, SEK is strongly capitalized and has healthy liquidity.

Percent	September 30, 2023	December 31, 2022
Common Equity Tier 1 capital ratio	20.8	20.6
Tier 1 capital ratio	20.8	20.6
Total capital ratio	20.8	20.6
Leverage ratio	8.1	8.4
Liquidity coverage ratio (LCR)	1,664	311
Net stable funding ratio (NSFR)	132	119

Rating

	Skr	Foreign currency
Moody’s	Aa1/Stable	Aa1/Stable
Standard & Poor’s	AA+/Stable	AA+/Stable

Other events

At SEK’s annual general meeting held on March 27, 2023, it was resolved that no dividend would be paid for 2022.

During the first quarter 2023, SEK’s new Chief Risk Officer took up his position.

As of 2023, the Head of Compliance became part of the executive management.

At the end of June, the Swedish National Debt Office (the “Debt Office”) communicated its decision that it does not consider there to be grounds for managing SEK through resolution. The decision entails a change to the Debt Office’s previous assessment. The Debt Office has therefore decided on a new resolution plan and that minimum requirement for own funds and eligible liabilities (MREL) is to be limited to a loss absorption amount, i.e., the sum of SEK’s Pillar 1 and Pillar 2 requirements.

For 2024, the Swedish government has proposed that SEK’s credit facility in place with the Debt Office shall amount to Skr 125 billion. The amount is adjusted to the level that applied before the pandemic. The proposal has no material impact on SEK, and SEK’s balance sheet continues to be match-funded.

Interim report January–September 2023	Page 7 of 29

The macro environment

In the second quarter of 2023, Sweden’s GDP decreased 0.8 percent quarter-on-quarter. Exports decreased 0.8 percent. Unemployment amounted to 8.0 percent at the end of August 2023, which was an increase compared to the end of May 2023. The rate of inflation in August 2023 was 4.7 percent, which was a decrease from July 2023, when the rate of inflation was 6.4 percent. Essentially stable food prices contributed to the current decline in inflation compared with the previous upward trend.

The Riksbank (Sweden’s Central Bank) raised the policy rate on four occasions in 2023 from 2.50 percent to 4.00 percent and one further hike is expected. A higher policy rate positively impacts SEK’s net interest income. The company anticipates that higher market interest rates will have limited impact on the company’s compiled credit risk.

Russia’s war in Ukraine has a limited direct financial effect on SEK since the company has very low lending in Russia and no lending in Ukraine or Belarus. However, the high level of uncertainty in the financial markets may have a more long-term effect on SEK’s customers and, thereby, on SEK. The Western world has gradually escalated sanctions against Russia and continues to support Ukraine with military and protective equipment as well as provide direct economic support to Ukraine’s armed forces. The long-term humanitarian and socioeconomic effects of Russia’s war in Ukraine are expected to be extensive and the prevailing geopolitical security tension caused by the conflict could continue for a long time.

SEK believes that there is a higher-than-normal level of risk in the financial markets that can affect the company. SEK believes that information security threats, particularly in relation to cybersecurity, have increased as a consequence of Sweden’s support of Ukraine.

The spread of COVID-19 currently has almost no impact on the global economy.

Risk factors

Various risks arise as part of SEK’s operations, including primarily credit risks, but also market, liquidity, refinancing, operational and sustainability risks. For a more detailed description of these risks, refer to the separate risk report Capital Adequacy and Risk Management Report (Pillar 3) 2022 and Note 30 to the annual financial statements included in SEK’s 2022 Annual Report on Form 20-F, as well as the “Risk Factors” section in SEK’s 2022 Annual Report on Form 20-F.

Interim report January–September 2023	Page 8 of 29

Financial targets

Profitability target	A return on equity after tax of at least 5 percent.
Dividend policy	Payment of an ordinary dividend of 20-40 percent of the profit for the year.
Capital target	SEK’s total capital ratio is to exceed the Swedish FSA’s requirement by 2 to 4 percentage points and SEK’s Common Equity Tier 1 capital ratio is to exceed the Swedish FSA’s requirement by at least 4 percentage points. Currently, the capital targets mean that the total capital ratio should amount to 19.3-21.3 percent and the Common Equity Tier 1 capital ratio should amount to 16.2 percent, based on SEK’s estimation of the Swedish FSA’s requirements as of September 30, 2023.

Key performance indicators (unaudited)

Skr mn (if not otherwise indicated)	Jul-Sep 2023	Apr-Jun 2023	Jul-Sep 2022	Jan-Sep 2023	Jan-Sep 2022	Jan-Dec 2022
New lending	15,172	22,143	28,628	51,078	98,407	133,181
of which to Swedish exporters	5,681	11,515	10,912	22,641	38,434	50,307
of which to exporters’ customers	9,491	10,628	17,716	28,437	59,973	82,874
of which CIRR-loans as a percentage of new lending	–	–	28%	–	23%	22%
Total lending portfolio	292,671	287,782	275,638	292,671	275,638	273,448
of which green	10.3%	10.2%	9.1%	10.3%	9.1%	9.5%
of which social	0.5%	0.5%	0.2%	0.5%	0.2%	0.4%
of which sustainability-linked	4.0%	4.3%	1.4%	4.0%	1.4%	2.1%
Loans, outstanding and undisbursed	341,028	346,288	350,984	341,028	350,984	348,817

Customer growth	1%	0%	3%	2%	8%	14%

New long-term borrowings	40,127	45,757	25,677	120,194	55,694	88,472
New short-term borrowings	11,239	1,528	6,372	33,219	37,675	71,338
Outstanding senior debt	361,390	348,056	343,007	361,390	343,007	326,270
of which green	5.8%	6.1%	5.5%	5.8%	5.5%	5.9%

After-tax return on equity	9.2%	3.3%	7.4%	6.2%	4.3%	5.5%

Common Equity Tier 1 capital ratio	20.8%	20.1%	20.0%	20.8%	20.0%	20.6%
Tier 1 capital ratio	20.8%	20.1%	20.0%	20.8%	20.0%	20.6%
Total capital ratio	20.8%	20.1%	20.0%	20.8%	20.0%	20.6%
Leverage ratio	8.1%	8.1%	8.4%	8.1%	8.4%	8.4%
Liquidity coverage ratio (LCR)	1,664%	329%	301%	1,664%	301%	311%
Net stable funding ratio (NSFR)	132%	128%	122%	132%	122%	119%
Risk exposure amount	105,505	106,527	102,416	105,505	102,416	100,926

See definitions on page 31.

Interim report January–September 2023	Page 9 of 29

Condensed Consolidated Statement of Comprehensive Income (unaudited)

Skr mn	Note	Jul-Sep 2023	Apr-Jun 2023	Jul-Sep 2022	Jan-Sep 2023	Jan-Sep 2022	Jan-Dec 2022
Interest income		5,243	4,724	1,926	14,010	3,605	6,729
Interest expenses		-4,476	-4,000	-1,385	-11,886	-2,074	-4,550
Net interest income	2	767	724	541	2,124	1,531	2,179

Net fee and commission expense		-12	-13	-7	-32	-22	-31
Net results of financial transactions	3	-1	-48	108	-99	-154	69
Total operating income		754	663	642	1,993	1,355	2,217

Personnel expenses		-88	-105	-85	-294	-279	-402
Other administrative expenses		-48	-59	-48	-163	-160	-216
Depreciation and impairment of non-financial assets		-16	-17	-15	-49	-44	-94
Total operating expenses		-152	-181	-148	-506	-483	-712

Operating profit before credit losses		602	482	494	1,487	872	1,505

Net credit losses	4	46	-256	-5	-193	-22	-34
Operating profit		648	226	489	1,294	850	1,471

Tax expenses		-134	-47	-101	-267	-175	-305
Net profit[1]		514	179	388	1,027	675	1,166

Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges		17	-39	-115	-11	-115	-122
Tax on items to be reclassified to profit or loss		-4	8	24	2	24	25
Net items to be reclassified to profit or loss		13	-31	-91	-9	-91	-97

Items not to be reclassified to profit or loss
Own credit risk		-14	12	20	7	84	99
Revaluation of defined benefit plans		-2	0	-2	-2	44	43
Tax on items not to be reclassified to profit or loss		4	-2	-3	0	-27	-30
Net items not to be reclassified to profit or loss		-12	10	15	5	101	112

Total other comprehensive income		1	-21	-76	-4	10	15

Total comprehensive income[1]		515	158	312	1,023	685	1,181

Skr
Basic and diluted earnings per share[2]		128	45	97	257	169	292

1	The entire profit is attributable to the shareholder of the Parent Company.
2	Net profit divided by average number of shares, which amounts to 3,990,000 for each period.
Interim report January–September 2023	Page 10 of 29

Consolidated Statement of Financial Position (unaudited)

Skr mn	Note	September 30, 2023	December 31, 2022
Assets
Cash and cash equivalents	5	6,678	4,060
Treasuries/government bonds	5	11,589	15,048
Other interest-bearing securities except loans	5	62,242	57,144
Loans in the form of interest-bearing securities	4, 5	54,679	54,257
Loans to credit institutions	4, 5	24,100	22,145
Loans to the public	4, 5	222,924	207,737
Derivatives	5, 6	9,811	10,304
Tangible and intangible assets		279	307
Deferred tax asset		0	25
Other assets		16,095	285
Prepaid expenses and accrued revenues		7,453	4,162
Total assets		415,850	375,474

Liabilities and equity
Borrowing from credit institutions	5	8,017	7,153
Debt securities issued	5	353,373	319,117
Derivatives	5, 6	10,269	13,187
Other liabilities		13,875	10,242
Accrued expenses and prepaid revenues		7,700	4,172
Provisions		18	28
Total liabilities		393,252	353,899

Share capital		3,990	3,990
Reserves		-118	-114
Retained earnings		18,726	17,699
Total equity		22,598	21,575

Total liabilities and equity		415,850	375,474

Interim report January–September 2023	Page 11 of 29

Condensed Consolidated Statement of Changes in Equity (unaudited)

Skr mn	Equity	Share capital	Reserves			Retained earnings
			Hedge reserve	Own credit risk	Defined benefit plans
Opening balance of equity January 1, 2022	20,808	3,990	–	-102	-27	16,947
Net profit Jan-Sep 2022	675					675
Other comprehensive income Jan-Sep 2022	10		-91	66	35
Total comprehensive income Jan-Sep 2022	685	–	-91	66	35	675
Dividend	-414					-414
Closing balance of equity September 30, 2022[1]	21,079	3,990	-91	-36	8	17,208

Opening balance of equity January 1, 2022	20,808	3,990	–	-102	-27	16,947
Net profit Jan-Dec 2022	1,166					1,166
Other comprehensive income Jan-Dec 2022	15		-97	79	33
Total comprehensive income Jan-Dec 2022	1,181	–	-97	79	33	1,166
Dividend	-414					-414
Closing balance of equity December 31, 2022[1]	21,575	3,990	-97	-23	6	17,699

Opening balance of equity January 1, 2023	21,575	3,990	-97	-23	6	17,699
Net profit Jan-Sep 2023	1,027					1,027
Other comprehensive income Jan-Sep 2023	-4		-9	6	-1
Total comprehensive income Jan-Sep 2023	1,023	–	-9	6	-1	1,027
Dividend	–					–
Closing balance of equity September 30, 2023[1]	22,598	3,990	-106	-17	5	18,726

1	The entire equity is attributable to the shareholder of the Parent Company.
Interim report January–September 2023	Page 12 of 29

Condensed Statement of Cash Flows in the Consolidated Group (unaudited)

Skr mn	Jan-Sep 2023	Jan-Sep 2022	Jan-Dec 2022
Operating activities
Operating profit	1,294	850	1,471
Adjustments for non-cash items in operating profit	634	93	329
Income tax paid	-392	-303	-420
Changes in assets and liabilities from operating activities	-7,099	-30,439	-29,617
Cash flow from operating activities	-5,563	-29,799	-28,237

Investing activities
Capital expenditures	-21	-49	-70
Cash flow from investing activities	-21	-49	-70

Financing activities
Change in senior debt	4,953	12,180	10,793
Derivatives, net	3,359	8,597	9,770
Dividend paid	–	-414	-414
Payment of lease liability	-21	-15	-23
Cash flow from financing activities	8,291	20,348	20,126

Cash flow for the period	2,707	-9,500	-8,181

Cash and cash equivalents at beginning of the period	4,060	11,128	11,128
Cash flow for the period	2,707	-9,500	-8,181
Exchange-rate differences on cash and cash equivalents	-89	1,295	1,113
Cash and cash equivalents at end of the period[1]	6,678	2,923	4,060

1	Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date.
Interim report January–September 2023	Page 13 of 29

Notes

Note 1.	Accounting policies
Note 2.	Net interest income
Note 3.	Net results of financial transactions
Note 4.	Impairments
Note 5.	Financial assets and liabilities at fair value
Note 6.	Derivatives
Note 7.	CIRR-system
Note 8.	Pledged assets and contingent liabilities
Note 9.	Capital adequacy
Note 10.	Exposures
Note 11.	Reference interest rate reform
Note 12.	Transactions with related parties
Note 13.	Events after the reporting period

References to “SEK” or the “Parent Company” are to AB Svensk Exportkredit. References to “Consolidated Group” are to SEK and its consolidated subsidiary. All amounts are in Skr million, unless otherwise indicated. All figures relate to the Consolidated Group, unless otherwise indicated.

Note 1. Accounting policies

This condensed interim report is presented in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The Consolidated Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL) and the regulation and general guidelines issued by Finansinspektionen (the Swedish FSA), “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s principles for external reporting in accordance with its State Ownership Policy and principles for state-owned enterprises.

The accounting policies, methods of computation and presentation of the Consolidated Group are, in all material aspects, the same as those used for the 2022 annual financial statements included in SEK’s 2022 Annual Report on Form 20-F, except for the changes described below. SEK analyzes and assesses the application and impact of changes in financial reporting standards that are applied within the Group. Changes that are not mentioned are either not applicable to SEK or have been determined to not have a material impact on SEK’s financial reporting.

Amendments to IAS 12 Income Taxes for deferred tax, which became effective for annual reporting periods beginning on or after January 1, 2023, relate to assets and liabilities arising from a single transaction. The amendments require companies to recognize deferred tax on particular transactions that, upon initial recognition, give rise to taxable and deductible temporary differences of equal amounts, for example a lease liability and its corresponding right-of-use asset at the commencement of the lease. The change affects SEK’s accounting principles, but has no material impact on SEK’s financial statements, capital adequacy or large exposure ratios. The transition effect for opening balances as of 2023 was insignificant.

There are no IFRS or IFRS Interpretations Committee interpretations that are not yet applicable that are expected to have a material impact on SEK’s financial statements, capital adequacy or large exposure ratios.

Interim report January–September 2023	Page 14 of 29

Note 2. Net interest income

Skr mn	Jul-Sep 2023	AprJun 2023	Jul-Sep 2022	Jan-Sep 2023	Jan-Sep 2022	Jan-Dec 2022
Interest income
Loans to credit institutions	305	315	163	881	275	506
Loans to the public	2,426	2,180	1,343	6,560	3,408	5,106
Loans in the form of interest-bearing securities	651	606	302	1,770	705	1,114
Interest-bearing securities excluding loans in the form of interest-bearing securities	763	701	130	2,062	182	535
Derivatives	1,023	847	-81	2,518	-1,162	-797
Administrative remuneration CIRR-system	65	66	61	193	176	237
Other assets	10	9	8	26	21	28
Total interest income[1]	5,243	4,724	1,926	14,010	3,605	6,729
Interest expenses
Interest expenses	-4,415	-3,939	-1,336	-11,703	-1,927	-4,353
Resolution fee	-24	-24	-22	-71	-66	-88
Risk tax	-37	-37	-27	-112	-81	-109
Total interest expenses	-4,476	-4,000	-1,385	-11,886	-2,074	-4,550
Net interest income	767	724	541	2,124	1,531	2,179
1 Interest income calculated using the effective interest method amounted to Skr 9,690 million during January-September 2023 (9M22: Skr 4,152 million).

Note 3. Net results of financial transactions

Skr mn	Jul-Sep 2023	Apr-Jun 2023	Jul-Sep 2022	Jan-Sep 2023	Jan-Sep 2022	Jan-Dec 2022
Derecognition of financial instruments not measured at fair value through profit or loss	1	2	2	5	3	9
Financial assets or liabilities at fair value through profit or loss	-38	-54	70	-131	-252	-19
Financial instruments under fair-value hedge accounting	36	4	39	27	105	88
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	0	0	-3	0	-10	-9
Total net results of financial transactions	-1	-48	108	-99	-154	69

Interim report January–September 2023	Page 15 of 29

Note 4. Impairments

Skr mn	Jul-Sep 2023	Apr-Jun 2023	Jul-Sep 2022	Jan-Sep 2023	Jan-Sep 2022	Jan-Dec 2022
Expected credit losses, stage 1	7	-3	-6	8	-38	-38
Expected credit losses, stage 2	-4	2	-2	3	7	6
Expected credit losses, stage 3	41	-256	0	-208	-3	-15
Established losses	–	–	–	–	–	–
Reserves applied to cover established credit losses	–	–	–	–	–	–
Recovered credit losses	2	1	3	4	12	13
Net credit losses	46	-256	-5	-193	-22	-34

Skr mn	September 30, 2023				December 31, 2022
	Stage 1	Stage 2	Stage 3	Total	Total
Loans, before expected credit losses	248,014	36,505	8,573	293,092	273,658
Off-balance sheet exposures, before expected credit losses	29,951	21,285	4,681	55,917	80,171
Total, before expected credit losses	277,965	57,790	13,254	349,009	353,829
Loss allowance, loans	-118	-20	-284	-422	-210
Loss allowance, off-balance sheet exposures[1]	-6	0	0	-6	-13
Total loss allowance	-124	-20	-284	-428	-223
Provision ratio (in percent)	0.04%	0.03%	2.14%	0.12%	0.06
1 Recognized under provision in Consolidated Statement of Financial Position. Off-balance sheet exposures consist of guarantee commitments, committed undisbursed loans and binding offers, see Note 8.

The table above shows the book value of loans and nominal amounts for off-balance sheet exposures before expected credit losses for each stage as well as related loss allowance amounts, in order to place expected credit losses in relation to credit exposures. Overall, the credit portfolio has an extremely high credit quality and SEK often uses risk mitigation measures, primarily through guarantees from the Swedish Export Credit Agency (EKN) and other government export credit agencies in the Organisation for Economic Co-operation and Development (OECD), which explains the low provision ratio.

Loss Allowance

	September 30, 2023				December 31, 2022
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Opening balance January 1	-130	-23	-70	-223	-164
Increases due to origination and acquisition	-37	-2	-13	-52	-70
Net remeasurement of loss allowance	28	4	44	76	23
Transfer to stage 1	0	0	–	0	6
Transfer to stage 2	1	-12	–	-11	-11
Transfer to stage 3	1	0	-243	-242	-19
Decreases due to derecognition	15	13	4	32	24
Decrease in allowance account due to write-offs	–	–	–	–	–
Exchange-rate differences[1]	-2	0	-6	-8	-12
Closing balance	-124	-20	-284	-428	-223
1 Recognized under net results of financial transactions in Statement of Comprehensive Income.

Provisions for expected credit losses (ECLs) are calculated using quantitative models based on inputs, assumptions and methods that are highly reliant on assessments. In particular, the following could heavily impact the level of provisions: the establishment of a material increase in credit risk, allowing for forward-looking macroeconomic scenarios, and the measurement of both ECLs over the next 12 months and lifetime ECLs. ECLs are based on objective assessments of what SEK expects to lose on the exposures given what was known on the reporting date and taking into account possible future events. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible scenarios and where the data taken into consideration comprises information from previous conditions, current conditions and projections of future economic conditions. SEK’s method entails three scenarios being prepared for each probability of default curve: a base scenario, a downturn scenario, and an upturn scenario, where the scenarios are expressed in a business cycle parameter. The business cycle parameter reflects the general risk of default in each geographic segment. The parameter is standard normally distributed where zero indicates a neutral economy as the economy has been on average, historically. The business cycle parameters for the base scenario are between 0.2 and -0.5 for the various probability of default (PD) segments. The base scenarios have been weighted at 70 percent, the downturn scenarios have been weighted at between 20 and 30 percent, and the upturn scenarios have been weighted at between 0 and 10 percent between the different PD-segments.

Due to the current macroeconomic uncertainty, SEK has made an overall adjustment according to management’s overall assessment. This resulted in an increase of expected credit losses, which was -calculated pursuant to SEK’s IFRS 9 model as of September 30, 2023.

Interim report January–September 2023	Page 16 of 29

Note 5. Financial assets and liabilities at fair value

Skr mn	September 30, 2023
	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	6,678	6,678	–
Treasuries/governments bonds	11,589	11,589	–
Other interest-bearing securities except loans	62,242	62,242	–
Loans in the form of interest-bearing securities	54,679	55,521	842
Loans to credit institutions	24,100	23,439	-661
Loans to the public	222,924	219,203	-3,721
Derivatives	9,811	9,811	–
Total financial assets	392,023	388,483	-3 540
Borrowing from credit institutions	8,017	8,017	–
Debt securities issued	353,373	353,503	130
Derivatives	10,269	10,269	–
Total financial liabilities	371,659	371,789	130

Skr mn	December 31, 2022
	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	4,060	4,060	–
Treasuries/governments bonds	15,048	15,048	–
Other interest-bearing securities except loans	57,144	57,144	–
Loans in the form of interest-bearing securities	54,257	54,877	620
Loans to credit institutions	22,145	21,747	-398
Loans to the public	207,737	204,543	-3,194
Derivatives	10,304	10,304	–
Total financial assets	370,695	367,723	-2,972
Borrowing from credit institutions	7,153	7,153	–
Debt securities issued	319,117	318,900	-217
Derivatives	13,187	13,187	–
Total financial liabilities	339,457	339,240	-217

Determination of fair value

The determination of fair value is described in the annual financial statements included in SEK’s 2022 Annual Report on Form 20-F, see Note 1 (h) (viii) Principles for determination of fair value of financial instruments and (ix) Determination of fair value of certain types of financial instruments.

Interim report January–September 2023	Page 17 of 29

Financial assets in fair value hierarchy

Skr mn	Financial assets at fair value
	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	496	11,093	–	11,589
Other interest-bearing securities except loans	17,137	45,105	–	62,242
Derivatives	–	9,744	67	9,811
Total, September 30, 2023	17,633	65,942	67	83,642
Total, December 31, 2022	23,708	58,685	103	82,496

Financial liabilities in fair value hierarchy

Skr mn	Financial liabilities at fair value
	Level 1	Level 2	Level 3	Total
Debt securities issued	–	–	23,808	23,808
Derivatives	–	7,134	3,135	10,269
Total, September 30, 2023	–	7,134	26,943	34,077
Total, December 31, 2022	–	10,820	31,155	41,975

A transfer of Skr 1,912 million for debt securities issued was made from level 2 to level 3, due to larger elements of assessment in the valuation (year-end 2022: There were no transfers between levels during the period).

Financial assets and liabilities at fair value in Level 3, 2023

Skr mn	January 1, 2023	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehensive income	Exchange-rate differences	September 30, 2023
Debt securities issued	-26,536	-4,195	9,301	-1,912	–	-926	6	454	-23,808
Derivatives, net	-4,516	–	1,341	–	–	1,338	–	-1,231	-3,068
Net assets and liabilities	-31,052	-4,195	10,642	-1,912	–	412	6	-777	-26,876

Financial assets and liabilities at fair value in Level 3, 2022

Skr mn	January 1, 2022	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehensive income	Exchange-rate differences	December 31, 2022
Debt securities issued	-32,555	-4,267	10,255	–	–	2,641	-52	-2,558	-26,536
Derivatives, net	-2,037	0	221	–	–	-616	–	-2,084	-4,516
Net assets and liabilities	-34,592	-4,267	10,476	–	–	2,025	-52	-4,642	-31,052
1 Gains and losses through profit or loss, including the impact of exchange rates, is reported as net interest income and net results of financial transactions. The unrealized fair value changes for assets and liabilities, including the impact of exchange rates, held as of September 30, 2023, amounted to a Skr 422 million gain (year-end 2022: Skr 2,024 million gain) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments

As the estimation of parameters included in the models used to calculate the market value of Level 3 instruments is associated with subjectivity and uncertainty, SEK has conducted an analysis of the difference in fair value of Level 3 instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3 instruments. For the Level 3 instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The correlation is expressed as a value between 1 and –1, where 0 indicates no relationship, 1 indicates a maximum positive relationship and -1 indicates a maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to –1. In the analysis, the correlations have been adjusted by +/– 0.12, which represents the level SEK uses within its prudent valuation framework. For Level 3 instruments that are significantly affected by non-observable market data in the form of SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/– 10 basis points, which has been assessed as a reasonable change in SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data. The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value in the derivative. This means that a change in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large change in fair value in the derivative.

Interim report January–September 2023	Page 18 of 29

Sensitivity analysis – level 3 assets and liabilities

Assets and liabilities	September 30, 2023
Skr mn	Fair Value	Unobservable input	Range of estimates for unobservable input	Valuation method	Sensitivity max	Sensitivity min
Equity	-1,295	Correlation	0.12 – (0.12)	Option Model	-1	1
Interest rate	16	Correlation	0.12 – (0.12)	Option Model	0	0
FX	-1,657	Correlation	0.12 – (0.12)	Option Model	-25	25
Other	-132	Correlation	0.12 – (0.12)	Option Model	0	0
Sum derivatives, net	-3,068				-26	26
Equity	-4,181	Correlation	0.12 – (0.12)	Option Model	1	-1
		Credit spreads	10BP – (10BP)	Discounted cash flow	2	-2
Interest rate	-13,700	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	134	-134
FX	-5,762	Correlation	0.12 – (0.12)	Option Model	26	-26
		Credit spreads	10BP – (10BP)	Discounted cash flow	28	-28
Other	-165	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	1	-1
Sum debt securities issued	-23,808				192	-192
Total effect on total comprehensive income					166	-166
Derivatives, net, December 31, 2022	-4,516				-47	47
Debt securities issued, December 31, 2022	-26,536				202	-202
Total effect on total comprehensive income, December 31, 2022					155	-155

The sensitivity analysis shows the effect that a shift in correlations or SEK’s own credit spread has on Level 3 instruments. The table presents maximum positive and negative change in fair value when correlations or SEK’s own credit spread is shifted by +/– 0.12 and +/– 10 basis points, respectively. When determining the total maximum/minimum effect on total comprehensive income the most adverse/favorable shift is chosen, considering the net exposure arising from the issued securities and the derivatives, for each correlation.

Fair value related to credit risk

	Fair value originating from credit risk (- liabilities increase/ + liabilities decrease)		The period’s change in fair value originating from credit risk (+ income/ - loss)
Skr mn	September 30, 2023	December 31, 2022	Jan–Sep 2023	Jan-Sep 2022
CVA/DVA, net[1]	-42	-51	9	-44
OCA[2]	-25	-32	7	84

1	Credit value adjustment (CVA) and Debt value adjustment (DVA) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.

2	Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affects the fair value of financial liabilities measured at fair value through profit and loss.
Interim report January–September 2023	Page 19 of 29

Note 6. Derivatives

Derivatives by category

Skr mn	September 30, 2023			December 31, 2022
	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	4,213	1,790	532,158	2,396	2,119	423,124
Currency-related contracts	5,589	7,043	171,599	7,897	8,056	189,323
Equity-related contracts	9	1,304	4,292	11	2,901	12,022
Contracts related to commodities, credit risk, etc.	–	132	3,351	–	111	3,330
Total derivatives	9,811	10,269	711,400	10,304	13,187	627,799

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts, primarily to hedge risk exposure inherent in financial assets and liabilities. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

Note 7. CIRR-system

Pursuant to the company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR-system). SEK receives compensation from the Swedish government in the form of an administrative compensation, which is calculated based on the principal amount outstanding.

The administrative compensation paid by the state to SEK is recognized in the CIRR-system as administrative remuneration to SEK. Refer to the following tables of the statement of comprehensive income and statement of financial positions for the CIRR-system, presented as reported to the owner. Interest expenses includes interest expenses for loans between SEK and the CIRR-system which reflects the borrowing cost for the CIRR-system. Interest expenses for derivatives hedging CIRR-loans are also recognized as interest expenses, which differs from SEK’s accounting principles. Arrangement fees to SEK are recognized together with other arrangement fees as interest expenses.

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of September 30, 2023, concessionary loans outstanding amounted to Skr 252 million (year-end 2022: Skr 361 million) and operating profit for the program amounted to Skr -12 million (9M22: Skr -14 million) for the period -January-September 2023. SEK’s administrative compensation for administrating the concessionary credit program amounted to Skr 424 thousand (9M22: Skr 1 million).

Statement of Comprehensive Income for the CIRR-system

Skr mn	Jul-Sep 2023	Apr-Jun 2023	Jul-Sep 2022	Jan-Sep 2023	Jan-Sep 2022	Jan-Dec 2022
Interest income	575	577	568	1,703	1,681	2,231
Interest expenses	-430	-485	-520	-1,377	-1,550	-2,012
Interest compensation	–	–	–	–	2	2
Exchange-rate differences	2	1	2	3	4	3
Profit before compensation to SEK	147	93	50	329	137	224
Administrative remuneration to SEK	-65	-66	-61	-192	-175	-236
Operating profit CIRR-system	82	27	-11	137	-38	-12
Reimbursement to (–) / from (+) the State	-82	-27	11	-137	38	12

Interim report January–September 2023	Page 20 of 29

Statement of Financial Position for the CIRR-system

Skr mn	September 30, 2023	December 31, 2022
Cash and cash equivalents	1	1
Loans	103,873	94,241
Derivatives	9,998	8,571
Other assets	195	218
Prepaid expenses and accrued revenues	1,851	1,597
Total assets	115,918	104,628
Liabilities	114,733	103,336
Derivatives	–	–
Accrued expenses and prepaid revenues	1,185	1,292
Total liabilities	115,918	104,628
Commitments
Committed undisbursed loans	37,080	56,265
Binding offers	–	–

Note 8. Pledged assets and contingent liabilities

Skr mn	September 30, 2023	December 31, 2022
Collateral provided
Cash collateral under the security agreements for derivative contracts	9,033	10,691
Contingent liabilities[1]
Guarantee commitments	7,560	4,802
Commitments[1]
Committed undisbursed loans	48,357	75,369
Binding offers	–	–
1 For expected credit losses in guarantee commitments, committed undisbursed loans and binding offers, see Note 4.

Interim report January–September 2023	Page 21 of 29

Note 9. Capital adequacy

The capital adequacy analysis relates to the parent company AB Svensk Exportkredit. The information is disclosed according to FFFS 2014:12 and FFFS 2008:25. For further information on capital adequacy and risks, see Note 30 to the annual financial statements included in SEK’s 2022 Annual Report on Form 20-F and see SEK’s 2022 Capital Adequacy and Risk Management (Pillar 3) Report.

Capital Adequacy Analysis

	September 30, 2023	December 31, 2022
Capital ratios	percent[1]	percent[1]
Common Equity Tier 1 capital ratio	20.8	20.6
Tier 1 capital ratio	20.8	20.6
Total capital ratio	20.8	20.6

1	Capital ratios exclusive of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount.
See tables Own funds – adjusting items and Minimum capital requirements exclusive of buffer.

	September 30, 2023		December 31, 2022
Total risk-based capital requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 8 percent[2]	8,440	8.0	8,074	8.0
of which Tier 1 requirement of 6 percent	6,330	6.0	6,056	6.0
of which minimum requirement of 4.5 percent	4,748	4.5	4,542	4.5
Pillar 2 capital requirements[3]	3,872	3.7	3,704	3.7
Common Equity Tier 1 capital available to meet buffer requirements[4]	9,633	9.1	9,013	8.9
Capital buffer requirements	4,324	4.1	3,330	3.3
of which Capital conservation buffer	2,638	2.5	2,523	2.5
of which Countercyclical buffer	1,686	1.6	807	0.8
Pillar 2 guidance[5]	1,583	1.5	1,514	1.5
Total risk-based capital requirement including Pillar 2 guidance	18,219	17.3	16,622	16.5

1	Expressed as a percentage of total risk exposure amount.
2	The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013, on prudential requirements for credit institutions and investment firms).
3	Individual Pillar 2 requirement of 3.67 percent calculated on the total risk exposure amount, according to the decision from the latest Swedish FSA Supervisory Review and Evaluation Process (“SREP”) on September 29, 2021.
4	Common Equity Tier 1 capital available to meet buffer requirement after 8 percent minimum capital requirement (SEK covers all minimum requirements with CET1 capital, that is 4.5 percent, 1.5 percent and 2 percent) and after the Pillar 2 requirements (3.67 percent).
5	The Swedish FSA notified SEK on September 29, 2021, within the latest SREP, that in addition to the capital requirements according to Regulation (EU) no 575/2013 on prudential requirements, SEK should hold additional capital (Pillar 2 guidance) of 1.50 percent of the total risk-weighted exposure amount. The Pillar 2 guidance is not a binding requirement.

	September 30, 2023	December 31, 2022
Leverage ratio[1]	Skr mn	Skr mn
On-balance sheet exposures	266,483	241,239
Off-balance sheet exposures	4,597	7,357
Total exposure measure	271,080	248,596
Leverage ratio[2]	8.1%	8.4%

1	The leverage ratio reflects the full impact of IFRS 9 as no transitional rules were utilized.
2	Defined by CRR as the quotient of the Tier 1 capital and an exposure measure.

	September 30, 2023		December 31, 2022
Total Leverage ratio requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 3 percent	8,132	3.0	7,458	3.0
Pillar 2 guidance[2]	407	0.2	373	0.2
Total capital requirement relating to Leverage ratio including Pillar 2 guidance	8,539	3.2	7,831	3.2

1	Expressed as a percentage of total exposure amount.
2	The Swedish FSA has on September 29, 2021, notified SEK, within the latest SREP, that SEK may hold additional capital (Pillar 2 guidance) of 0.15 percent calculated on the total Leverage ratio exposure measure. The Pillar 2 guidance is not a binding requirement.

Interim report January–September 2023	Page 22 of 29

Own funds – Adjusting items

Skr mn	September 30, 2023	December 31, 2022
Share capital	3,990	3,990
Retained earnings	17,375	16,133
Accumulated other comprehensive income and other reserves	203	212
Independently reviewed profit net of any foreseeable charge or dividend	825	1,009
Common Equity Tier 1 (CET1) capital before regulatory adjustments	22,393	21,344
Additional value adjustments due to prudent valuation	-401	-474
Intangible assets	-44	-44
Fair value reserves related to gains or losses on cash flow hedges	106	97
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	7	9
Negative amounts resulting from the calculation of expected loss amounts	-125	-94
Insufficient coverage for non-performing exposures	-29	–
Total regulatory adjustments to Common Equity Tier 1 capital	-486	-506
Total Common Equity Tier 1 capital	21,907	20,838
Total Own funds	21,907	20,838

Minimum capital requirements exclusive of buffer

Skr mn	September 30, 2023			December 31, 2022
	EAD[1]	Risk exposure amount	Minimum capital requirement	EAD[1]	Risk exposure amount	Minimum capital requirement
Credit risk standardized method
Corporates	3,603	3,593	287	3,012	2,987	239
Exposures in default	21	21	2	102	102	8
Total credit risk standardized method	3,624	3,614	289	3,114	3,089	247
Credit risk IRB method
Central Governments	235,843	10,491	839	242,609	11,018	882
Financial institutions[2]	37,536	7,373	590	33,299	6,356	508
Corporates[3]	147,213	76,368	6,110	136,849	72,779	5,822
Assets without counterparty	377	377	30	351	351	28
Total credit risk IRB method	420,969	94,609	7,569	413,108	90,504	7,240
Credit valuation adjustment risk	n.a.	2,361	189	n.a.	2,565	205
Foreign exchange risk	n.a.	956	76	n.a.	800	64
Commodities risk	n.a.	16	1	n.a.	19	2
Operational risk	n.a.	3,949	316	n.a.	3,949	316
Total	424,593	105,505	8,440	416,222	100,926	8,074

1	Exposure at default (EAD) shows the size of the outstanding exposure at default.
2	Of which counterparty risk in derivatives: EAD Skr 6,687 million (year-end 2022: Skr 6,355 million), Risk exposure amount of Skr 2,005 million (year-end 2022: Skr 2,022 million) and Capital requirement of Skr 160 million (year-end 2022: Skr 162 million).
3	Of which related to specialized lending: EAD Skr 6,392 million (year-end 2022: Skr 6,112 million), Risk exposure amount of Skr 4,291 million (year-end 2022: Skr 4,412 million) and Capital requirement of Skr 343 million (year-end 2022: Skr 353 million).

Credit risk

For classification and quantification of credit risk, SEK uses the internal ratings-based (IRB) approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the PD within one year for each of its counterparties, while the remaining parameters are established in accordance with CRR. Application of the IRB approach requires the Swedish FSA’s permission and is subject to ongoing supervision. Certain exposures are, by permission from the Swedish FSA, exempted from application of the IRB approach, and, instead, the standardized approach is applied. Counterparty risk exposure amounts in derivatives are calculated in accordance with the standardized approach for counterparty credit risk.

Credit valuation adjustment risk

Credit valuation adjustment risk is calculated for all over-the-counter derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized approach.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Interim report January–September 2023	Page 23 of 29

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risk

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

The capital adequacy ratios reflect the full impact of IFRS 9 as no transitional rules for IFRS 9 were utilized.

Capital buffer requirements

SEK expects to meet capital buffer requirements with Common Equity Tier 1 capital. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that is applied to exposures located in Sweden was increased from 1 percent to 2 percent as of June 22, 2023. As of September 30, 2023, the capital requirement related to relevant exposures in Sweden was 74 percent (year-end 2022: 71 percent) of the total relevant capital requirement regardless of location; this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates applicable in other countries may have effects on SEK, but as most capital requirements for SEK’s relevant credit exposures are related to Sweden, the potential effect is limited. As of September 30, 2023, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.13 percentage points (year-end 2022: 0.09 percentage points). SEK has not been classified as a systemically important institution by the Swedish FSA. The capital buffer requirements for systemically important institutions that came into force on January 1, 2016, therefore do not apply to SEK.

Pillar 2 guidance

The Swedish FSA will in connection with the Supervisory Review and Evaluation Process (“SREP”) determine appropriate levels for the institution’s own funds. The Swedish FSA will then inform the institution of the differences between the appropriate levels and requirements under the Supervisory Regulation, the Buffer Act and the Pillar 2 requirements. These notifications are called Pillar 2 guidance. The Pillar 2 guidance covers both the risk-based capital requirement and the leverage ratio requirement.

Internally assessed economic capital

Skr mn	September 30, 2023	December 31, 2022
Credit risk	7,485	7,202
Operational risk	311	311
Market risk	1,581	1,466
Other risks	189	205
Capital planning buffer	2,697	2,697
Total	12,263	11,881

SEK regularly conducts an internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, see Note 30 to the annual financial statements included in SEK’s 2022 Annual Report on Form 20-F.

Liquidity coverage

Skr bn, 12 month average	September 30, 2023	December 31, 2022
Total liquid assets	73.4	58.4
Net liquidity outflows[1]	16.4	10.9
Liquidity outflows	29.9	25.0
Liquidity inflows	14.7	15.7
Liquidity Coverage Ratio	597%	784%

1	Net liquidity outflows are calculated as the net of liquidity outflows and capped liquidity inflows. Capped liquidity inflows are calculated in accordance with article 425 of CRR (EU 575/2013) and article 33 of the Commission Delegated Regulation (EU) 2015/61.

Information on Liquidity Coverage Ratio (LCR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Net stable funding

Skr bn	September 30, 2023	December 31, 2022
Available stable funding	287.7	235.2
Requiring stable funding	217.7	198.2
Net Stable Funding Ratio	132%	119%

Information on Net Stable Funding Ratio (NSFR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Interim report January–September 2023	Page 24 of 29

Note 10. Exposures

Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures by exposure class

	Credits & interest-bearing securities				Committed undisbursed loans, derivatives, etc.				Total
	September 30, 2023		December 31, 2022		September 30, 2023		December 31, 2022		September 30, 2023		December 31, 2022
Skr bn	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	170.7	45.0	162.3	46.2	43.4	69.1	65.0	75.0	214.1	48.4	227.3	51.9
Regional governments	21.8	5.8	22.5	6.4	0.8	1.3	0.8	0.9	22.6	5.1	23.3	5.3
Multilateral development banks	5.4	1.4	6.1	1.7	–	–	0.4	0.5	5.4	1.3	6.5	1.5
Public Sector Entity	4.8	1.3	2.1	0.6	–	–	–	–	4.8	1.0	2.1	0.5
Financial institutions	30.5	8.0	26.1	7.4	7.2	11.5	7.5	8.6	37.7	8.5	33.6	7.6
Corporates	146.0	38.5	132.4	37.7	11.4	18.1	13.0	15.0	157.4	35.7	145.4	33.2
Total	379.2	100.0	351.5	100.0	62.8	100.0	86.7	100.0	442.0	100.0	438.2	100.0

Net exposure by region and exposure class, as of September 30, 2023

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	0.0	0.3	0.5	0.7	–	184.0	26.5	2.1	214.1
Regional governments	–	–	–	–	–	17.5	5.1	–	22.6
Multilateral development banks	–	1.3	–	2.2	–	–	1.9	–	5.4
Public Sector Entity	–	–	–	–	–	–	4.8	–	4.8
Financial institutions	0.1	–	0.2	1.5	–	16.7	19.1	0.1	37.7
Corporates	0.3	0.9	2.5	6.4	4.2	99.0	43.0	1.1	157.4
Total	0.4	2.5	3.2	10.8	4.2	317.2	100.4	3.3	442.0

Net exposure by region and exposure class, as of December 31, 2022

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	0.0	0.3	2.4	0.8	–	191.3	30.3	2.2	227.3
Regional governments	–	–	–	–	–	19.2	4.1	–	23.3
Multilateral development banks	–	0.3	–	1.1	–	–	5.1	–	6.5
Public Sector Entity	–	–	–	–	–	–	2.1	–	2.1
Financial institutions	0.1	–	0.2	1.3	–	16.0	15.9	0.1	33.6
Corporates	0.2	1.0	1.3	6.5	3.8	97.0	34.4	1.2	145.4
Total	0.3	1.6	3.9	9.7	3.8	323.5	91.9	3.5	438.2
Interim report January–September 2023	Page 25 of 29

Net exposure to European countries, excluding Sweden

Skr bn	September 30, 2023	December 31, 2022
Germany	19.9	13.1
France	15.2	16.2
Finland	13.8	11.6
Luxembourg	10.8	10.6
United Kingdom	9.3	10.5
Austria	6.5	5.9
Denmark	6.4	5.6
Norway	6.0	5.4
Belgium	3.9	3.2
The Netherlands	2.8	4.0
Poland	2.3	2.3
Spain	2.2	2.3
Ireland	1.9	1.5
Portugal	0.8	1.0
Switzerland	0.4	0.6
Serbia	0.4	0.5
Italy	0.2	0.2
Estonia	0.2	0.1
Czech Republic	0.2	0.2
Lithuania	0.2	0.2
Latvia	0.1	0.1
Iceland	0.1	0.1
Slovakia	0.1	0.1
Total	103.7	95.3

Note 11. Reference interest rate reform

Since the 2010s, there has been an ongoing reform to replace or amend benchmark interest rates such as LIBOR and other interbank offered rates (“IBOR”). SEK has been directly affected by the reference interest rate reform primarily from its lending contracts with floating interest rates, its lending and borrowing contracts at fixed interest rates that are hedged to floating interest rates as well as swaps to floating interest rates. All LIBORs, except for certain USD LIBOR settings, ceased to exist by the end of 2021 and were replaced by alternative reference rates. The final LIBOR maturities ceased to exist following June 30, 2023. Nordic IBORs such as STIBOR, CIBOR and NIBOR are expected to continue to exist. SEK has lending contracts maturing after September 30, 2023, in USD LIBOR with a nominal amount of USD 208 million. SEK has adhered to the 2020 ISDA Fallback Protocol, which sets a market standard for handling between counterparties the conversion of derivatives to a new reference interest rate during the reference interest rate reform. For lending contracts, conversion is handled by agreement. The remaining USD LIBOR lending contracts are expected to transition to alternative reference rates during the last quarter of 2023 before the next interest turnover. A few contracts will use synthetic USD LIBOR. SEK has applied the relief under IFRS 9 Reform for new reference rates.

Note 12. Transactions with related parties

Transactions with related parties are described in Note 27 to the annual financial statements in SEK’s 2022 Annual Report on Form 20-F. No material changes have taken place in relation to transactions with related parties compared to the description in SEK’s 2022 Annual Report on Form 20-F.

Note 13. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

Interim report January–September 2023	Page 26 of 29

The Board of Directors and the Chief Executive Officer confirm that this interim report provides a fair overview of the Consolidated Group’s operations and financial position and results, and describes material risks and uncertainties facing the Consolidated Group.

Stockholm, October 18, 2023

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lennart Jacobsen	Håkan Berg
Chairman of the Board	Director of the Board

Anna Brandt	Paula da Silva	Reinhold Geijer
Director of the Board	Director of the Board	Director of the Board

Hanna Lagercrantz	Katarina Ljungqvist	Eva Nilsagård
Director of the Board	Director of the Board	Director of the Board

Magnus Montan
Chief Executive Officer

SEK has established the following expected dates for the publication of financial information and other related matters:

January 23, 2024	Interim report for the period January 1, 2023 – December 31, 2023

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on October 18, 2023, 15:00 (CEST).

Additional information about SEK, including investor presentations and SEK’s 2022 Annual Report on Form 20-F, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.

Interim report January–September 2023	Page 27 of 29

Alternative performance measures (see *)

Alternative performance measures (APMs) are key performance indicators that are not defined under IFRS or in the Capital Requirements Directive IV (CRD IV) or in regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (CRR). SEK has presented these, either because they are in common use within the industry or because they comply with SEK’s assignment from the Swedish government. The APMs are used internally to monitor and manage operations, and are not considered to be directly comparable with similar key performance indicators presented by other companies. For additional information regarding the APMs, refer to www.sek.se.

* After-tax return on equity

Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).

* Average interest-bearing assets

This item includes cash and cash equivalents, treasuries/government bonds, other interest-bearing securities except loans, loans in the form of interest-bearing securities, loans to credit institutions and loans to the public, and is calculated using the opening and closing balances for the reporting period.

* Average interest-bearing liabilities

This item includes borrowing from credit institutions, borrowing from the public and debt securities issued and is calculated using the opening and closing balances for the reporting period.

Basic and diluted earnings per share (Skr)

Net profit divided by the average number of shares, which amounted to 3,990,000 for each period.

* CIRR loans as percentage of new lending

The proportion of officially supported export credits (CIRR) of new lending.

CIRR-system

The CIRR-system comprises of the system of officially supported export credits (CIRR).

Common Equity Tier 1 capital ratio

The capital ratio is the quotient of total common equity tier 1 capital and the total risk exposure amount.

Green bond

A green bond is a bond where the capital is earmarked for various forms of environmental projects.

Green lending and green loans

SEK’s green lending comprises green loans that promote the transition to a low-carbon economy. The classification is performed by sustainability analysts at SEK. The effects that the loan will give rise to, such as reduced emissions of greenhouse gases, are monitored and reported. Green loans are categorized under SEK’s framework for green bonds and green loans finance products or services that lead to significant and demonstrable progress toward the goal of sustainable development.

Leverage ratio

Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 9).

Liquidity coverage ratio (LCR)

The liquidity coverage ratio is a liquidity metric that shows SEK’s highly liquid assets in relation to the company’s net cash outflows for the next 30 calendar days. An LCR of 100 percent means that the company’s liquidity reserve is of sufficient size to enable the company to manage stressed liquidity outflows over a period of 30 days. Unlike the Swedish FSA’s rules, the EU rules take into account the outflows that correspond to the need to pledge collateral for derivatives that would arise as a result of the effects of a negative market scenario.

Loans

Lending pertains to all credit facilities provided in the form of interest-bearing securities, and credit facilities granted by traditional documentation. SEK considers these amounts to be useful measurements of SEK’s lending volumes. Accordingly, comments on lending volumes in this report pertain to amounts based on this definition.

* Loans, outstanding and undisbursed

The total of loans in the form of interest-bearing securities, loans to credit institutions, loans to the public and loans, outstanding and undisbursed. Deduction is made for cash collateral under the security agreements for derivative contracts and deposits with time to maturity exceeding three months (see the Statement of Financial Position and Note 8).

Net stable funding ratio (NSFR)

This ratio measures stable funding in relation to the company’s illiquid assets over a one-year, stressed scenario in accordance with CRRII.

* New lending

New lending includes all new committed loans, irrespective of tenor. Not all new lending is reported in the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows since certain portions comprise committed undisbursed loans (see Note 8). The amounts reported for committed undisbursed loans may change when presented in the Consolidated Statement of Financial Position due to changes in exchange rates, for example.

* New long-term borrowings

New borrowings with maturities exceeding one year, for which the amounts are based on the trade date.

* Outstanding senior debt

The total of borrowing from credit institutions, borrowing from the public and debt securities issued.

Own credit risk

Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss.

Repurchase and redemption of own debt

The amounts are based on the trade date.

Social loans

Social loans are offered to exporters and suppliers for projects, often in developing countries, whose aim is to improve social conditions.

Sustainability-linked loans

Sustainability-linked loans concern working capital connected to the borrower’s sustainability targets, for example, energy-efficiency enhancements, reduced transportation or reduced number of accidents. If the borrower reaches their targets, they are rewarded with a lower interest rate.

Swedish exporters

SEK’s clients that directly or indirectly promote Swedish export.

Tier 1 capital ratio

The capital ratio is the quotient of total tier 1 capital and the total risk exposure amount.

Total capital ratio

The capital ratio is the quotient of total Own funds and the total risk exposure amount.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relate to the group consisting of the Parent Company and its consolidated subsidiary (together, the “Group” or the “Consolidated Group”). AB Svensk Exportkredit (SEK), is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public limited liability company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obliged to add “(publ.)” to its company name.

Interim report January–September 2023	Page 28 of 29

About Swedish Export Credit Corporation (SEK)

SEK is owned by the Swedish state, and since 1962 has enabled growth for thousands of Swedish companies. To expand their production, make acquisitions, employ more people and enable selling goods and services to customers worldwide.

SEK’s mission	Our mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. The mission includes making available fixed-interest export credits within the officially supported CIRR-system.
SEK’s vision	Our vision is a sustainable world through increased Swedish exports.
SEK’s core values	We are a high performing team. Our mission and our ability to make an impact lead to pride and job satisfaction. We are Proactive Engaged Team players.
SEK’s clients	We finance exporters, their subcontractors and foreign clients. The target group is companies with annual sales exceeding Skr 500 million and that are linked to Swedish interests and exports.
SEK’s partnerships	Through Team Sweden, we have close partnerships with other export promotion agencies in Sweden such as Business Sweden and The Swedish Export Credit Agency (EKN). Our international network is substantial and we also work with numerous Swedish and international banks.
Interim report January–September 2023	Page 29 of 29